SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AKUMIN INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

01021F109
(CUSIP Number)

November 23, 2020
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 01021F109	13G	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
PowerOne Capital Corp.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☐
			(b)	☐

3	SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

	5	SOLE VOTING POWER
NUMBER OF		725,000
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		725,000
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
725,000

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
1.03%

12		TYPE OF REPORTING PERSON*
CO

CUSIP No. 01021F109	13G	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
PowerOne Capital Limited Partnership

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☐
			(b)	☐

3	SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

	5	SOLE VOTING POWER
NUMBER OF		2,750,000
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		2,750,000
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,750,000

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.92%

12		TYPE OF REPORTING PERSON*
PN

CUSIP No. 01021F109	13G	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
CapitalOne Asset Management Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☐
			(b)	☐

3	SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

	5	SOLE VOTING POWER
NUMBER OF		200,000
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		200,000
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,000

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.28%

12		TYPE OF REPORTING PERSON*
CO

CUSIP No. 01021F109	13G	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Pasquale DiCapo

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☐
			(b)	☐

3	SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

	5	SOLE VOTING POWER
NUMBER OF		644,500
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		644,500
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
644,500

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.92%

12		TYPE OF REPORTING PERSON*
IN

CUSIP No. 01021F109	13G	Page 6 of 11 Pages

Item 1 (a). Name of Issuer:

Akumin Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices:

151 Bloor St. West, Suite 603
Toronto, Ontario
M5S 1S4

Item 2 (a). Name of Person Filing:

The persons filing this statement are PowerOne Capital Corp., an Ontario corporation ("POCC"), PowerOne Capital Limited Partnership, an Ontario limited partnership ("PowerOne LP"), CapitalOne Asset Management Limited, an Ontario corporation ("CapitalOne"), and Pasquale DiCapo, an Ontario resident ("Mr. DiCapo"). Together POCC, PowerOne LP, CapitalOne, and Mr. DiCapo are the "Reporting Persons").

Mr. DiCapo directly or indirectly is the beneficial owner and has voting control over POCC, PowerOne LP, and CapitalOne.

As a group the Reporting Persons own 6.16% of outstanding securities of the Issuer.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

The Exchange Tower

130 King Street West, Suite 2210

Toronto, ON

M5X 1E4

Item 2 (c). Citizenship:

PowerOne Capital Corp. is an Ontario corporation

PowerOne Capital Limited Partnership is an Ontario limited partnership

CapitalOne Asset Management Limited is an Ontario corporation

Mr. DiCapo is a Canadian citizen.

Item 2 (d). Title of Class of Securities:

Common shares, no par value

Item 2 (e). CUSIP Number:

01021F109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

 (a) ☐ Broker or dealer registered under Section 15 of the Act;

 (b) ☐ Bank as defined in Section 3(a)(6) of the Act;

 (c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act;

 (d) ☐ Investment Company registered under Section 8 of the Investment Company Act;

 (e) ☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 01021F109	13G	Page 7 of 11 Pages

 (f) ☐ Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

 (g) ☐ Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

 (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

 (i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

 (j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

 ☒ If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

PowerOne Capital Corp.

 (a) Amount beneficially owned:  725,000

 (b) Percent of class:  1.03%

 (c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:  725,000

 (ii) Shared power to vote or to direct the vote:  0

 (iii) Sole power to dispose or to direct the disposition of:  725,000

 (iv) Shared power to dispose or to direct the disposition of:  0

PowerOne Capital Limited Partnership

 (a) Amount beneficially owned:  2,750,000

 (b) Percent of class:  3.92%

 (c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:  2,750,000

 (ii) Shared power to vote or to direct the vote:  0

 (iii) Sole power to dispose or to direct the disposition of:  2,750,000

 (iv) Shared power to dispose or to direct the disposition of:  0

CapitalOne Asset Management Limited

 (a) Amount beneficially owned:  200,000

 (b) Percent of class:  0.28%

CUSIP No. 01021F109	13G	Page 8 of 11 Pages

 (c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:  200,000

 (ii) Shared power to vote or to direct the vote:  0

 (iii) Sole power to dispose or to direct the disposition of:  200,000

 (iv) Shared power to dispose or to direct the disposition of:  0

Pasquale DiCapo

 (a) Amount beneficially owned:  644,500

 (b) Percent of class:  0.92%

 (c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote: 644,500

 (ii) Shared power to vote or to direct the vote:  0

 (iii) Sole power to dispose or to direct the disposition of:  644,500

 (iv) Shared power to dispose or to direct the disposition of:  0

Item 5. Ownership of Five Percent or Less of a Class.

 If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

 N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

 N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 N/A

Item 8. Identification and Classification of Members of the Group.

 N/A

Item 9. Notice of Dissolution of Group.

 N/A

Item 10. Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 01021F109	13G	Page 9 of 11 Pages

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 2020

POWERONE CAPITAL CORP.

By:	/s/ Pasquale DiCapo
Pasquale DiCapo
President

POWERONCE CAPITAL LIMITED PARTNERSHIP

By:	/s/ Pasquale DiCapo
Pasquale DiCapo
CEO

CAPITALONE ASSET MANAGEMENT LIMITED

By:	/s/ Pasquale DiCapo
Pasquale DiCapo
President

By:	/s/ Pasquale DiCapo
Pasquale DiCapo

CUSIP No. 01021F109	13G	Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)

Exhibit 99.1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement as an exhibit thereto. This Joint Filing Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking part.

Date: November 23, 2020

POWERONE CAPITAL CORP.

By:	/s/ Pasquale DiCapo
Pasquale DiCapo
President

POWERONCE CAPITAL LIMITED PARTNERSHIP

By:	/s/ Pasquale DiCapo
Pasquale DiCapo
CEO

CAPITALONE ASSET MANAGEMENT LIMITED

By:	/s/ Pasquale DiCapo
Pasquale DiCapo
President

By:	/s/ Pasquale DiCapo
Pasquale DiCapo